EXHIBIT 99.2


RADVISION to Acquire Selected Assets of Aethra

Addition of High Definition Video Endpoint Technology for Room Conferencing Extends RADVISION Solutions

Press Release
Source: RADVISION
On Wednesday February 3, 2010, 7:50 am EST

TEL AVIV--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, announced today that it has reached an agreement to acquire selected assets of the Aethra group of companies (Aethra), of Ancona, Italy, including certain intellectual property and technology for high definition (HD) video conferencing endpoint systems. The purchase price for the assets acquired is approximately Euro 7.0 million cash (approximately $10 million). In addition, RADVISION will assume certain specific liabilities related to the acquisition of approximately Euro 3 million (approximately $4.3 million). The transaction is expected to be accretive starting in the fourth quarter of 2010. The agreement has been approved by the Boards of Directors of both companies and was incorporated in Aethra's pre-insolvency plan that Aethra filed with the Italian court.

RADVISION plans to tightly integrate Aethra's best-of-breed HD video endpoint technology with RADVISION's award-winning video network infrastructure and desktop solutions to offer a full video conferencing portfolio in response to customer demand created by rapid change and consolidation in the video marketplace.

Aethra was founded 38 years ago and is a pioneer in the design and creation of video conferencing systems with an established reputation for innovation and elegant design. Its recently developed HD video conferencing technology offers top of the range 1080p performance and elegant Italian design in every detail from the set-top box to the customized camera, graphic user interface and remote control. The solutions are suitable for video conference sessions for a full range of enterprise conference rooms.

The addition of the Aethra technology assets enhances RADVISION's existing video network infrastructure and desktop solutions to provide a more complete solution to enterprise customers. This is an important addition to RADVISION's portfolio and complements RADVISION's introduction late last year of the VC 240, a disruptive all-in-one HD desktop offering, which RADVISION partnered with SAMSUNG to develop, and is bringing to market at an affordable price that is much lower than competing Executive Desktop products. RADVISION also plans to use the Aethra technology to offer room conferencing systems with the same price-value advantage for which RADVISION is known.

RADVISION has had an OEM relationship with Aethra since 2005, through which RADVISION video infrastructure products and technology have been included in Aethra video solutions, allowing Aethra to offer the market a complete end-to-end solution.

The purchase agreements have a number of components. The major component is the purchase by RADVISION of certain Aethra intellectual property and technology, which the Italian court approved on January 25th, the finalization and closing of these agreements are subject to the fulfillment of a number of pre-conditions as set in the agreements. Other components of the transaction include the purchase of some additional fixed assets and selected commercial agreements, which remain subject to Italian court approval and other conditions as set in the agreements.


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"We believe this is an extraordinary opportunity to extend our product portfolio at a time of substantial industry realignment that is creating significant new opportunity," said Boaz Raviv, Chief Executive Officer. "Many of our customers and partners have urged us to provide them with a more complete video solution consistent with our technology-leading network infrastructure and our price-value advantage. The addition of the Aethra HD video assets will enable us to quickly provide a very high quality and competitive endpoint product for the enterprise market. In addition, we plan to capitalize on Aethra's distribution network to deepen our overlapping channel relationships and add new ones.

"We also believe this transaction is a very effective use of our cash, while leaving us with a substantial cash position for continued investment in R&D, sales and marketing, and other strategic initiatives. We plan to introduce our new room conferencing system based on the acquired Aethra technology integrated with our existing SCOPIA portfolio later this year."

Mr. Raviv concluded: "Most importantly, this transaction will enable us to effectively advance our strategy and more fully take advantage of new opportunities in the rapidly growing and dynamic video conferencing market."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Robert Romano, +1 512-328-4617
VP Enterprise Marketing
rromano@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
President
junefil@optonline.net